MATERIAL FACT ("*HECHO ESENCIAL*")
Celulosa Arauco y Constitución S.A.

Santiago (Chile), August 20, 2025

Messrs.
Commission for the Financial Market
(*Comisión para el Mercado Financiero*)

Dear Sirs:

The undersigned, on behalf of the corporation (*sociedad anónima*) named Celulosa Arauco y Constitución S.A., (the **"Company"** or **"Arauco"**), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Chilean Tax ID (*RUT*) No. 93.458.000-1, and duly authorized, hereby notifies you the following material information regarding the Company and its business, pursuant to the provisions of article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (*Norma de Caracter General*) No. 30, issued by the Commission for the Financial Market (*Comisión para el Mercado Financiero*):

On the date hereof, the Company entered into a credit agreement (the "**Finnvera Credit**"), pursuant to which the Finnvera Credit lenders agreed to advance loans for up to US$970,000,000 (nine hundred seventy million dollars of the United States of America), with J.P. Morgan SE as administrative agent, JPMorgan Chase Bank, N.A. as global coordinator, JPMorgan Chase Bank, N.A., Banco Santander, S.A., The HongKong and Shanghai Banking Corporation Limited, and Crédit Agricole Corporate and Investment Bank, as joint mandated lead arrangers and Lenders. The Finnvera Credit will accrue interest at a rate equal to Term SOFR plus 0.80%, and 95% of the loans will be guaranteed by Finnvera plc, the export credit agency of Finland.



The final maturity date of the Finnvera Credit is August 15th, 2043, with semiannual amortization payments, starting upon the occurrence of certain milestones, and no later than the year 2029.

Additionally, Arauco has entered into a credit agreement with the International Finance Corporation ("**IFC**") and the Inter-American Investment Corporation ("**IDB Invest**") (the "**DFI Credit**") pursuant to which the DFI Credit lenders agreed to advance loans for up to US$1,225,000,000 (one billion two hundred and twenty five million dollars of the United States of America), and includes two classes of loans: (i) *A Loans*, of up to US$500,000,000 (five hundred million dollars of the United States of America) to be financed equally between IFC and IDB Invest, which will accrue interest at a rate equal to Term SOFR plus 1.30%, and (ii) *B Loans*, of up to US$725,000,000 (seven hundred twenty five million dollars of the United States of America), which will accrue interest at a rate equal to Term SOFR plus 1.15%. The *B Loan* lenders are JPMorgan Chase Bank, N.A., Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Crédit Agricole Corporate and Investment Bank, The Hongkong and Shanghai Banking Corporation, Limited, Banco Santander, S.A., Bank of America, N.A., Bank of China Limited (Panama Branch), and China Construction Bank (Asia) Corporation Limited.

The final maturity date of the *A Loans* will be August 15th, 2032, while the final maturity date of the *B Loans* will be August 15th, 2030. The *A Loans* and *B Loans* will be subject to semiannual amortization payments, starting on 2029.

The proceeds from these financings shall be used to finance the construction and operation of the pulp mill identified as the Sucuriú Project (the "**Project**"), located in the municipality of Inocência, in the state of Mato Grosso do Sul, Brazil, which will have a production capacity of approximately 3.5 million tons of short-fiber pulp per year.

Both credit agreements include various environmental and social covenants, including IFC's Performance Standards on Environmental & Social Sustainability and the World Bank Guidelines on environmental, health, and safety matters applicable to the Project.

We estimate that the information contained herein will have positive effects on the Company's results in the future, although at this time it is not possible to quantify these effects.





Very truly yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Cristián Infante Bilbao
Chief Executive Officer

c.c.
- Santiago Stock Exchange. La Bolsa No. 64, Santiago
- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago
- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

